As Filed With the Securities and Exchange Commission on December 21, 2004

SEC File 333-118980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

YUKON RESOURCES CORP.
(Name of Small Business Issuer in its Charter)

Nevada	**1000**	**20-0803515**
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

206-475 Howe Street
Vancouver, British Columbia
CANADA, V6C 2B3
(604) 629-1075
(Address and telephone number of principal executive offices and principal place of business)

Agent for Service:	**With a Copy To:**
Thornton J. Donaldson, President Yukon Resources Corp. 206-475 Howe Street Vancouver, British Columbia CANADA, V6C 2B3	Joseph I. Emas 1224 Washington Avenue Miami Beach, Florida 33139
Telephone: (604) 629-1075 Fax: (604) 685-7955	Telephone: (305) 531-1174 Fax: (305) 531-1274

Approximate Date of Proposed Sale to the Public:
As soon as practicable and from time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box	[X]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box	[ ]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box	[ ]
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box	[ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box	[ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be registered	Dollar Amount To Be Registered	Proposed Maximum Offering Price per Unit[1]	Proposed Maximum Aggregate Offering Price[2]	Amount of Registration Fee [3]
Common Stock	3,195,000	$159,750	$0.05	$159,750	$20.24

[1] Based on the last sales price on June 16, 2004.
[2] Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.
[3] Calculated by Modern EDGAR Link v8.8 software program with fee rate table as of January 28, 2004 pursuant to Rule 457.

No exchange of over-the-counter market exists for our common stock. The average price paid for our common stock was $0.01.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

Subject to Completion
Dated December 21, 2004

Prospectus

YUKON RESOURCES CORP.

3,195,000 Shares of Common Stock

The selling shareholders named in this prospectus are offering all of our shares of common stock through this prospectus. We will not receive any proceeds from this offering.

Our common stock is not presently traded on any market or securities exchange. The selling shareholders are required to sell our shares at $0.05 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

This investment involves a high degree of risk see "Risk Factors" on page 7.

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This registration statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Neither the United States Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. The SEC has not made any recommendations that you buy or not buy the shares. Any representation to the contrary is a criminal offense.

Table of Contents

Prospectus Summary

The following summary is a shortened version of more detailed information, exhibits and financial statements appearing elsewhere in this prospectus. Prospective investors are urged to read this prospectus in its entirety.

We are in the business of gold exploration. We acquired seven placer claims in British Columbia, Canada from our President on May 14, 2004 for the issuance of 2,500,000 shares of our common stock to him. Under the British Columbia Mineral Tenure Act, title to British Columbia mineral and placer claims can only be held by British Columbia residents or corporations. Because of this regulation, our President is holding the placer claims in trust for us until we can determine whether there are commercially viable grades of gold-bearing gravels on the placer claims. If we determine that there are commercially viable grades of gold-bearing gravels on the placer claims we will incorporate a British Columbia subsidiary to hold title to the claims.

The placer claims are located on Peter's Creek in the Quesnel-Barkerville area of east-central British Columbia, Canada. Intermittent work has been carried out on various portions of Peter's Creek since the 1870's following the Barkerville gold rush of 1860. Considerable data has been reported over the years from sluicing of surface gravels, excavation and tunneling from two shafts, other hand workings, and testing by drilling and bulk sampling. The potential economic significance of the property is that the presence of gold-bearing gravels has been reported in and around Peter's Creek and varying estimates of scale and gold grades have been reported by previous operators. Until we can validate otherwise, the property is without known reserves and has yet to be explored by us. There is no electrical power that can be utilized on the property other than electrical power that can be provided by gas or diesel generators that we would bring on site. We have not commenced any work on the property.

We are an exploration stage company and there is no assurance that commercially viable gold-bearing gravels exist on any of our claims. Our objective is to conduct a two phase exploration program on the placer claims to assess whether the claims possess commercially viable gold-bearing gravels. Though other historical operators have previously reported the presence of gold-bearing gravels we cannot assure investors that the claims will are commercially viable. Our plan is to complete the first phase (Phase 1) of our exploration program in order to confirm historical reports about our claims. If Phase 1 is successful, we will proceed with a second phase (Phase 2) which will include further excavation, drilling and engineering studies before we will know if our placer claims have a commercially viable gold deposit. We will not be able to calculate an important value known as "cutoff" until we complete our Phase 2 exploration program. The "cutoff" cannot be determined until Phase 2 is complete because the scale and location of any gold deposit has a substantial impact on the mining method and its efficiency. We have adequate funds to complete Phase 1 but will require additional substantial funds in order to complete Phase 2.

Access to the placer claims is restricted to the period between June and October of each year due to snow in the area. As a result, any attempts to visit, test, or explore the property are largely limited to these few months of the year when weather permits such activities. We will explore our placer claims between June 1, 2005 and October 31, 2005. Our goal is to complete our Phase 1 exploration during this period.

After the next twelve months, our business plans will most likely take one of two paths following the completion of our Phase 1 exploration program. The first path will be because our Phase 1 exploration activities confirmed historical results. In this case, we will conduct Phase 2 of our exploration program if we are able to raise the additional substantial funds required to do so. The second path will be because our Phase 1 activities did not confirm historical results. In this case, we expect to hold on to the placer claims and hope for higher gold prices if we have the adequate funds to do so. Additionally, if Phase 1 fails, we will stake or purchase new claims for new exploration if we have the adequate funds to do so. New claims will take precedence over retaining the placer claims in the case of Phase 1 exploration failure.

To date we have raised $59,750 via two offerings completed in May 2004 and June 2004. We have no revenues, have achieved losses since inception, have no operations, have been issued a going concern opinion by our auditors and rely upon the sale of our securities to fund operations.

The Promoters of our company are Thornton J. Donaldson and Jeff Murdock who are our Directors and Officers. Our consulting geologist William Timmins is a close business associate of our President and Director, Mr. Donaldson. Messrs. Timmins and Donaldson are the Directors and Officers of CanWest Petroleum Corp. (formerly Uranium Power Corp.) a publically listed Colorado company involved in the North American petroleum industry. Additionally, Mr. Timmins is the consulting geologist for Imperial Consolidated Capital a Nevada corporation engaged in the mineral exploration business in North America and currently has mineral claims in the Revelstoke Mining District in British Columbia. Mr. Donaldson serves as Secretary and a Director for Imperial Consolidated Capital. Mr. Murdock has had no prior business involvement with Mr. Timmins.

CanWest Petroleum Corp. (formerly Uranium Power Corp.) has changed its exploration focus to oil and gas development in Western Canada. The change in focus was due to the fact that Uranium Power Corp. was not successful in achieving liquidity or finding minerals of any substantive value.

Imperial Consolidated Capital has yet to commence its exploration program on its mineral claims in the Revelstoke Mining District in British Columbia. To date, Imperial Consolidated Capital has not been successful in achieving liquidity of finding minerals of any substantive value.

Name, Address, and Telephone Number of Registrant

Yukon Resources Corp.
206-475 Howe St.
Vancouver, B.C.
Canada, V3C 2B3

Tel: (604) 629-1075

The Offering

Securities Offered	Being up to 3,195,000 shares of common stock.
Offering Price	The selling shareholders will sell our shares at $0.05 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiate prices. We determined this offering price arbitrarily based upon the last sale of our common stock to investors.
Terms of the Offering	The selling shareholders will determine when and how they sell the common stock offered in this prospectus. We will cover the expenses associated with the offering which we estimate to be $19,420. Refer to "Plan of Distribution".
Termination of the Offering	The offering will conclude when all of the 3,195,000 shares of common stock have been sold, the shares no longer need to be registered to be sold or we decide to terminate the registration of shares.
Securities Issued And to be Issued	5,695,000 shares of our common stock are issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing shareholders.
Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders. The funds that we raised through the sale of our common stock were used to cover administrative and professional fees such as accounting, legal, technical writing, printing and filing costs.

Summary Financial Information

Balance Sheet	September 30, 2004 (Unaudited) $	June 30, 2004 (Audited) $
Cash	52,113	60,459
Total Assets	52,113	60,459
Total Liabilities	3,261	4,000
Total Liabilities and Stockholder's Equity	52,113	60,459

Statement of Operations	Period from March 1, 2004 (Date of Inception) to September 30, 2004 $	Three months ended September 30, 2004 $	From March 1, 2004 (Date of Inception) to June 30, 2004 $ (Audited)
Revenue	–	–	–
Net Loss for the Period	(19,848)	(9,857)	(9,991)
Net Loss per Share		–	–

Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following known material risks and uncertainties in addition to other information in this prospectus in evaluating our company and its business before purchasing shares of our company's common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following known material risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Because there is an affiliation between our President and Consulting Geologist, they may have conflicts of interest with us since they are involved with other companies that are in the same business as ours.

Our President and Consulting Geologist are the Directors and Officers of CanWest Petroleum Corp. (formerly Uranium Power Corp.). Though CanWest Petroleum Corp. (formerly Uranium Power Corp.) is shifting its focus to oil and gas exploration and development in Western Canada, it is possible that CanWest Petroleum Corp. (formerly Uranium Power Corp.) could shift its focus back to mineral exploration in the future. If such a shift occurs our President and Consulting Geologist may have conflicts of interest with us.

Our President is a Director and Officer of Imperial Consolidated Capital. Additionally, our Consulting Geologist is the Consulting Geologist for Imperial Consolidated Capital. Imperial Consolidated Capital is engaged in the mineral exploration business, which is the same business as ours. This means our President and Consulting Geologist may have conflicts of interest with us.

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

If we do not obtain additional financing, our business plan will fail.

Our current operating funds are estimated to be sufficient to complete the Phase 1 exploration of our placer claims. However, we will need to obtain additional financing in order to complete our business plan. As of September 30, 2004, we had cash on hand of $52,113. Our business plan calls for significant expenses in connection with the exploration of the placer claims. The Phase 1 exploration program on the property as recommended by our consulting geologist is estimated to cost approximately $24,200. We will require additional financing in order to complete the Phase 2 activities.

Our failure to make required payments or expenditures could cause us to lose title to the placer claims.

In order to retain title to the claims, in the Province of British Columbia, the recorded holder of a placer claim shall perform, or have performed, exploration and development work on the claim to a value of CDN$500 a year plus a CDN$100 recording fee. A statement of work must be submitted within ninety days of anniversary date of the claim. The anniversary dates for our seven claims fall between May 14, 2005 and June 17, 2005 and are discussed precisely in our "Description of Business". This means that for our seven placer claims we will need to spend CDN$4,200 on valid exploration work on our claims in total to keep the claims in good standing with the Province of British Columbia. Alternately, we may make annual payments in lieu of work to the Province of British Columbia of CDN$500 per placer claim plus a CDN$100 recording fee, or CDN$4,200 in total for the seven placer claims annually, in order to keep the claims in good standing with the Province of British Columbia. If we fail to make any of the required payments, we could lose title to the claims and you could lose all or part of your investment in this offering.

Because we have only recently commenced business operations, we face a high risk of business failure and this could result in a total loss of your investment.

We have not begun the initial stages of exploration of our placer claims, and thus have no way to evaluate the likelihood whether we will be able to operate our business successfully. We were incorporated on March 1, 2004 and to date have been involved primarily in organizational activities and obtaining our placer claims. We have not earned any revenues and we have never achieved profitability as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in the light of problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks our business will likely fail and you will lose your entire investment in this offering.

Because we have only recently commenced business operations, we expect to incur operating losses for the foreseeable future.

We have never earned any revenues and we have never been profitable. Prior to completing exploration on the placer claims, we may incur increased operating expenses without realizing any revenues from our placer claims, this could cause us to fail and you will lose your entire investment in this offering.

If we do not find a joint venture partner for the continued development of our placer claims, we may not be able to advance exploration work.

If the initial results of our placer claim exploration program are successful, we may try to enter a joint venture agreement with a partner for the further exploration and possible production of our placer claims. We would face competition from other junior mineral resource exploration companies who have properties that they deem to be the most attractive in terms of potential return and investment cost. In addition, if we entered into a joint venture agreement, we would likely assign a percentage of our interest in the placer claims to the joint venture partner. If we are unable to enter into a joint venture agreement with a partner, we may fail and you will lose your entire investment in this offering.

Because our officers have other business interests, they may not be able or willing to devote a sufficient amount of time to our business operation, causing our business to fail.

Our executive officer is spending only approximately eight hours per week of his business time on providing management services to us. While our officer presently possess adequate time to attend to our interests, its is possible that the demands on his time from his obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. This could negatively impact our business development.

Because of the speculative nature of mineral property exploration, there is substantial risk that no commercially exploitable minerals will be found and our business will fail.

Exploration for minerals is a speculative venture necessarily involving substantial risk. We can provide investors with no assurance that our placer claims contains commercially exploitable reserves. The exploration work that we intend to conduct on the placer claims may not result in the discovery of commercial quantities of gold. Problems such as unusual and unexpected rock formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan and you would lose your entire investment in this offering.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. We currently have no such insurance nor do we expect to get such insurance for the foreseeable future. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all our assets resulting in the loss of your entire investment in this offering.

If we confirm commercial concentrations of gold on our placer claims, we can provide no assurance that we will be able to successfully place the placer claims into commercial production.

Our placer claims have been reported to contain detectable levels of gold in the past, if our exploration programs are successful in confirming placer deposits of commercial tonnage and grade, we will require additional funds in order to place the placer claims into commercial production. In such an event, we may be unable to obtain any such funds or to obtain such funds on terms that we consider economically feasible and you may lose your entire investment in this offering.

Because access to our placer claims is often restricted by inclement weather, we will be delayed in our exploration and any future mining efforts.

Access to the placer claims is restricted to the period between June and October of each year due to snow in the area. As a result, any attempts to visit, test, or explore the property are largely limited to these few months of the year when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production in the event that commercial amounts of minerals are found. Such delays can result in our inability to meet deadlines for exploration expenditures as defined by the Province of British Columbia. This could cause our business venture to fail and the loss of your entire investment in this offering unless we can meet deadlines.

As we undertake exploration of our placer claims, we will be subject to compliance of government regulation that may increase the anticipated time and cost of our exploration program.

There are several governmental regulations that materially restrict the exploration of minerals. We will be subject to the mining laws and regulations as contained in the Mineral Tenure Act of the Province of British Columbia as we carry out our exploration program. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these regulations. While our planned exploration program budgets for regulatory compliance, there is a risk that new regulations could increase our time and costs of doing business and prevent us from carrying out our exploration program.

If we do not obtain clear title to the placer claims, our business may fail.

Under British Columbia law, title to British Columbia placer claims can only be held by British Columbia residents or corporations. Since we are a Nevada corporation we are not legally allowed to hold claims in British Columbia. Our placer claims are being held in trust for us by our President as he is a resident of British Columbia. If we confirm economically viable concentrations of gold on our placer claims we intend to form a British Columbia subsidiary to hold the placer claims. Until we can confirm viable concentrations of gold, our President is holding the claims in trust for us by means of four trust agreements. However, there could be situations such as the death of our President that could prevent us from obtaining clear title to the placer claims. If we are unable to obtain clear title to the placer claims our business will likely fail and you will lose your entire investment in this offering.

Because market factors in the mining business are out of our control, we may not be able to market any minerals that may be found.

The mining industry, in general, is intensively competitive and we can provide no assurance to investors even if commercial quantities of gold are discovered that a ready market will exist of the sale of any gold found. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our not receiving an adequate return on invested capital and you may lose your entire investment in this offering.

There is no liquidity and no established public market for our common stock and it may prove impossible to sell your shares.

There is presently no public market in our shares. While we intend to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities, we cannot guarantee that such sponsorship will be approved and our stock listed and quoted for sale. Even if our shares are quoted for sale, buyers may be insufficient in numbers to allow for a robust market, it may prove impossible to sell your shares.

If the selling shareholders sell a large number of shares all at once or in blocks, the value of our shares would most likely decline.

The selling shareholders are offering 3,195,000 shares of our common stock through this prospectus. They must sell these shares at a fixed price of $0.05 until such time as they are quoted on the OTC Bulletin Board or other quotation system or stock exchange. Our common stock is presently not traded on any market or securities exchange, but should a market develop, shares sold at a price below the current market price at which the common stock is trading will cause that market price to decline. Moreover, the offer or sale of large numbers of shares at any price may cause the market price to fall. The outstanding shares of common stock covered by this prospectus represent approximately 56% of the common shares currently outstanding.

Because we hold a significant portion of our cash reserves in Canadian dollars, we may experience losses due to foreign exchange translations.

We hold a significant portion of our cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in both translation gains or losses in US dollar terms. If there was to be a significant decline in the Canadian dollar versus the US Dollar our US dollar cash position would also significantly decline. We have not entered into derivative instruments to offset the impact of foreign exchange fluctuations. Such foreign exchange declines could cause us to experience losses.

Our auditors have expressed substantial doubt about our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming the we will continue as a going concern. As discussed in Note 1 to the financial statements, we were recently incorporated on March 1, 2004, and we do not have a history of earnings, and as a result, our auditors have expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt financings or generate profitable operations. Such financings may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

Determination of Offering Price

The selling shareholders are required to sell our shares at $0.05 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

Dilution

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

Selling Shareholders

The selling shareholders named in this prospectus are offering all of the 3,195,000 shares of the common stock offered through this prospectus. The shares include 2,500,000 shares of our common stock that selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and completed on March 31, 2004 and 695,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and completed on June 30, 2004.

The shares were sold solely by our President to his close friends and close business associates under an exemption provided under British Columbia securities law. There was no private placement agent or others who were involved in placing the shares with the selling shareholders.

The following table provides as of the date of this prospectus information regarding the beneficial ownership our our common stock held by each of the selling shareholders, including:

- the number of shares owned by each before the offering
- the total number of shares that are to be offered for each
- the total number of shares that will be owned by each upon completion of the offering; and
- the percentage owned by each upon completion of the offering.

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Ralph Biggar 503-989 Richards St. Vancouver, BC Canada V6B 6R6	60,000	60,000	Nil	Nil
Orville Brill 1288 Delta Ave. Burnaby, BC Canada V5B 3G3	250,000	250,000	Nil	Nil
John Burns[1] 3661 248th St. Aldergrove, BC Canada V4W 2B5	25,000	25,000	Nil	Nil
Stephen Burns[1] 3661 248th St. Aldergrove, BC Canada V4W 2B5	25,000	25,000	Nil	Nil
Nils Carlson 42-2322 Cayley Close Whistler, BC Canada Von 1B2	250,000	250,000	Nil	Nil
Greg Corcoran 205-1072 Davie St. Vancouver, BC Canada V6E 1M3	60,000	60,000	Nil	Nil
Andrea Derban[2] RR1, Q-7 Bowen Island, BC Canada V0N 1G0	25,000	25,000	Nil	Nil

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Darrell Derban[3] RR1, I-51 Bowen Island, BC Canada V0N 1G0	25,000	25,000	Nil	Nil
Dwayne Derban[2][3] RR1 Q-7 Bowen Island, BC Canada V0N 1G0	25,000	25,000	Nil	Nil
Jacqueline Derban[3] RR1, I-51 Bowen Island, BC Canada V0N 1G0	25,000	25,000	Nil	Nil
Benito Di Terlizzi 301-1705 Martine Dr. Surrey, BC Canada V4A 9T5	25,000	25,000	Nil	Nil
Lori Feader[4] 24519 44 Ave. Langley, BC Canada V2Z 2L6	25,000	25,000	Nil	Nil
Mike Feader[4] 24519 44 Ave. Langley, BC Canada V2Z 2L6	25,000	25,000	Nil	Nil
Chad Firby[5] Box 360 Kenaston, SK Canada S0G 2N0	250,000	250,000	Nil	Nil
Leila Firby[5] Box 160 Kenaston, SK Canada S0G 2N0	250,000	250,000	Nil	Nil
Tino Francilla 107-2525 Lonsdale Ave. North Vancouver, BC Canada V7N 3H7	25,000	25,000	Nil	Nil
James Donald George Box 34 Kenaston, SK Canada S0G 2N0	250,000	250,000	Nil	Nil
Harold Herrick Wells, BC Canada V0K 2R0	25,000	25,000	Nil	Nil
Pilar Izzard 2010 Russet Way West Vancouver, BC Canada V7V 3B4	25,000	25,000	Nil	Nil

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Dean Johnson RR1 G-26 Bowen Island, BC Canada V6G 1V9	25,000	25,000	Nil	Nil
Diana King 402-1970 Haro St. Vancouver, BC Canada V6G 1H6	250,000	250,000	Nil	Nil
Barbara Langer[6] 350 Macbeth Cr. West Vancouver, BC Canada V7T 1V7	25,000	25,000	Nil	Nil
Rick Langer[6] 350 Macbeth Cr. West Vancouver, BC Canada V7T 1V7	25,000	25,000	Nil	Nil
Edna Lewington[7] 134-9012 Walnut Grove Dr. Langley, BC Canada V1M 3K3	25,000	25,000	Nil	Nil
Peter Lewington[7] 134-9012 Walnut Grove Dr. Langley, BC Canada V1M 3K3	25,000	25,000	Nil	Nil
Donna Martin[8] 3344 Fairmont Rd. North Vancouver, BC Canada V7R 2W6	25,000	25,000	Nil	Nil
Raymond Martin[8] 310-555 West 28th St. North Vancouver, BC Canada V7N 2J7	25,000	25,000	Nil	Nil
Rhett Martin[8] 3344 Fairmont Rd. North Vancouver, BC Canada V7R 2W8	25,000	25,000	Nil	Nil
Kerry McCullagh[9] 5269 249B St. Langley, BC Canada V4W 1S9	250,000	250,000	Nil	Nil
William McCullagh[9] 4514 248 St. Aldergrove, BC Canada V4W 1B6	250,000	250,000	Nil	Nil
Anthony Parfit[10] 1407-1225 Richards St. Vancouver, BC Canada V6B 1E6	25,000	25,000	Nil	Nil

Name of Selling Shareholder	Shares Owned Before the Offering	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
David Parfit[10] 801-1875 Robson St. Vancouver, BC Canada V6G 1E5	250,000	250,000	Nil	Nil
Wilbur Pool 26865 33B Ave. Aldergrove, BC Canada V4W 3H1	25,000	25,000	Nil	Nil
Randall Pow 103-1255 Bidwell St. Vancouver, BC Canada V6G 2K8	250,000	250,000	Nil	Nil
Greg Werbowski 37-1475 Deep Cove Rd. North Vancouver, BC Canada V7G 2S3	25,000	25,000	Nil	Nil
Total	3,195,000	3,195,000		

Footnotes:

[1]   John Burns, the owner of 25,000 shares of our common stock, is the brother of Stephen Burns, the owner of 25,000 shares of our common stock. Each of these shareholders has no beneficial ownership interest in the other party's respective shareholdings

[2]   Dwayne Derban, the owner of 25,000 shares of our common stock, is the husband of Andrea Derban, the owner of 25,000 shares of our common stock. As such, beneficial ownership of each such party may be attributed to the other party. Dwayne Derban is the adult son of Darrell Derban in [3] below.

[3]   Darrell Derban, the owner of 25,000 shares of our common stock, is the husband of Jaqueline Derban, the owner of 25,000 shares of our common stock. As such, beneficial ownership of each such party may be attributed to the other party.

[4]   Mike Feader, the owner of 25,000 shares of our common stock, is the husband of Lori Feader, the owner of 25,000 shares of our common stock. As such, beneficial ownership of each such party may be attributed to the other party.

[5]   Chad Firby, the owner of 250,000 shares of our common stock, is the adult son of Leila Firby, the owner of 250,000 shares of our common stock. Each of these shareholders has no beneficial ownership interest in the other party's respective shareholdings.

[6]   Rick Langer, the owner of 25,000 shares of our common stock, is the husband of Barbara Langer, the owner of 25,000 shares of our common stock. As such, beneficial ownership of each such party may be attributed to the other party.

[7]   Peter Lewington, the owner of 25,000 shares of our common stock, is the husband of Edna Lewington, the owner of 25,000 shares of our common stock. As such, beneficial ownership of each such party may be attributed to the other party.

[8] Raymond Martin and Rhett Martin, each owners of 25,000 shares of our common stock, are the adult sons of Donna Martion, the owner of 25,000 shares of our common stock. Each of these shareholders has no beneficial ownership interest in the other party's respective shareholdings.

[9] Kerry McCullagh, the owner of 250,000 shares of our common stock, is the adult son of William McCullagh, the owner of 250,000 shares of our common stock. Each of these shareholders has no beneficial ownership interest in the other party's respective shareholdings.

[10] Anthony Parfit, the owner of 25,000 shares of our common stock, is the adult son of David Parfitt, the owner of 250,000 shares of our common stock. As such, beneficial ownership of each such party may be attributed to the other party.

Other than detailed in the footnotes above, we are not aware of any family relationships among selling shareholders.

Except as indicated above, the named shareholders beneficially own and have sole voting and investment power over all shares or rights to these shares. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. There percentages are based on 5,695,000 shares of common stock outstanding on the date of this prospectus. The selling shareholders named in this prospectus are offering a total of 3,195,000 shares of common stock which represents 56% of our outstanding common stock on the date of this prospectus.

Except as indicated above, none of the selling shareholders or their beneficial owners:

- has attributed beneficial ownership to any other selling shareholder as far as we are aware;
- has attributed beneficial ownership to any member of our management;
- has had a material relationship with us other than as a shareholder at any time within the past three years;
- has ever been one of our officers or directors; or
- are broker-dealers or affiliates of broker-dealers.

Plan of Distribution

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

1. On such public markets or exchanges as the common stock may from time to time be trading;
2. In privately negotiated transactions;
3. Through the writing of options on the common stock;
4. In short sales; or
5. In any combination of these methods of distribution.

No public market currently exists for our shares of common stock. We intend to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the OTC Bulletin Board. The OTC Bulletin Board is a securities market but should not be confused with the NASDAQ market. OTC Bulletin Board companies are subject to far less restrictions and regulations than are companies traded on the NASDAQ market. However there is no assurance that we can be traded on the OTC Bulletin Board and the NASD, which regulates the OTC Bulletin Board, has applied to the SEC to allow additional restrictions and requirements upon the part of OTC Bulletin Board securities. We currently do not meet either the existing requirements or the proposed additional restrictions and requirements of the OTC Bulletin Board, and we cannot assure you that we will ever meet these requirements.

The selling shareholders are required to sell our shares at $0.05 per share until our shares are quoted on the OTC Bulletin Board. Thereafter, the sales price offered by the selling shareholders to the public may be:

1. The market price prevailing at the time of sale;
2. A price related to such prevailing market price; or
3. Such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

If our selling shareholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker dealers acting as underwriters.

We are bearing all costs relating to the registration of the common stock. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with our common stock;
2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

Penny Stock Rules

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

- contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
- contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements;
- contains a brief, clear, narrative description of a dealer market, including "*bid"* and "*ask"* prices for penny stocks and the significance of the spread between the bid and ask price;
- contains a toll-free telephone number for inquiries on disciplinary actions;
- defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
- contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer:

- with bid and offer quotations for the penny stock;
- the compensation of the broker-dealer and its salesperson in the transaction;
- the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
- monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

Regulation M

During such time as we may be engaged in a distribution of any of the shares we are registering by this registration statement, we are required to comply with Regulation M. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "*distribution*" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "*distribution participant*" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. We have informed the selling shareholders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this prospectus, and we have also advised the selling shareholders of the requirements for delivery of this prospectus in connection with any sales of the common stock offered by this prospectus.

Legal Proceedings

We have no legal proceedings that have been or are currently being undertaken for or against us nor are any contemplated.

Directors, Executive Officers, Promoters and Control Persons

The Director and Officers currently serving the Company are as follows:

Name	Age	Positions Held and Tenure
Thornton J. Donaldson	75	President, Chief Financial Officer and Director since March 3, 2004
Jeff Murdock	35	Secretary and Director since March 17, 2004

The directors named above will serve until the next annual meeting of the stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers and any other person pursuant to which any director or officer was to be selected as a Director or Officer.

Biographical information

Thornton J. Donaldson B.A. Sc., P. Eng.

Mr. Thornton J. Donaldson has acted as our director since March 1, 2004 and our President since March 3, 2004. Mr. Donaldson has been involved in the resource industry for more than forty years and brings with him a wealth of knowledge and experience. He has participated in both production and exploration projects in USA and Canada as well as both Central and South America. The focus of these projects has been very diversified, including gold, silver, tin, diamonds, sulfur, uranium and the petroleum industry.

Mr. Donaldson was a director of Rich Coast, Inc. and industrial waste treatment company located in Dearborn, Michigan from 1993 to 1999. Mr. Donaldson is currently a director of Lorex Resources Ltd., a mineral exploration company located in Vancouver, British Columbia. Additionally, Mr. Donaldson is currently Chairman of the Board for CanWest Petroleum Corp. (formerly Uranium Power Corp.) a publically listed Colorado company involved in the North American petroleum industry. Also, Mr. Donaldson serves as Secretary and a Director for Imperial Consolidated Capital a Nevada corporation. Imperial Consolidated Capital is engaged in the mineral exploration business in North America and currently has mineral claims in the Revelstoke Mining District in British Columbia. Mr. Donaldson has also conducted business as a consulting geologist from 1978 to the present.

Jeff Murdock

Mr. Jeff Murdock has acted as our secretary and as a director since March 17, 2004. Mr. Murdock is currently a corporate communications services consultant for Iciena Ventures Inc., an Alberta and British Columbia reporting company that is involved in silver and diamond property exploration. Additionally, Mr. Murdock is currently the Secretary and a Director of Azzoro Inc. a Nevada company that is engaged in gold exploration in the Surprise Lake area of Atlin, British Columbia.

Significant Employees and Consultants

We have no significant employees other than Thornton J. Donaldson who is our President and Chief Financial Officer and Jeff Murdock who is our Secretary. For our company's accounting we utilize the consulting services of Lancaster & David, Chartered Accountants of Vancouver, Canada to assist in the preparation of our financial statements in accordance with accounting principles generally accepted in the United States from our internal accounting data.

Conflicts of Interest

We do not have any written procedures in place to address conflicts of interest that may arise with our directors between our business and their other business activities.

Audit Committee Financial Expert

We do not have a financial expert serving on an audit committee. We utilize our consulting accountants Lancaster & David to assist in the preparation of our financial statements in accordance with generally accepted accounting principles ("GAAP") from our bank statements and invoices. We do not have an audit committee at this time because we have no revenue.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of Yukon Resources Corp.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering
Common Stock	Thornton J. Donaldson President, Principal Financial Officer, Principal Accounting Officer and Director 206-475 Howe St. Vancouver, BC Canada V63 2B3	2,500,000	44%
Common Stock	Jeff Murdock Director and Secretary 201-1422 East 3rd Ave. Vancouver, BC Canada V5N 5R5	0	0%

Title of Class	Security Ownership of Management	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering
Common Stock	All executive officers and directors as a group (two persons)	2,500,000	44%

The percent of class is based on 5,695,000 of common stock issued and outstanding as of June 30, 2004.

The persons listed are the directors and officers of our company and have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or a group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

Description of Securities

General

Our authorized capital stock consists of 75,000,000 shares of common stock at a par value of $0.001 per share.

Common Stock

As at the date of this prospectus, 5,695,000 shares of common stock are issued and outstanding and held by 36 shareholders of record.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of a majority of shares of common stock issued and outstanding, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no preemptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

As of the date of this prospectus, there is no preferred stock issued or authorized.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Warrants

As of the date of this prospectus, there are no outstanding warrants to purchase our securities. We may, however, issue warrants to purchase our securities in the future.

Options

As of the date of this prospectus, there are no options to purchase our securities outstanding. We may, however, in the future grant such options and/or establish an incentive stock option plan for our directors, employees and consultants.

Convertible Securities

As of the date of this prospectus, we have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock. We may, however, issue such convertible or exchangeable securities in the future.

Nevada Anti-Takeover Laws

The Nevada Revised Statutes Sections 78.378 through 78.3793, under certain circumstances, place restrictions upon the acquisition of a controlling interest in a Nevada corporation, including the potential requirements of shareholder approval and the granting of dissenters' rights in connection with such an acquisition. These provisions could have the effect of delaying or preventing a change in control of our company.

Interest of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest exceeding $50,000, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Joseph I. Emas, our independent legal counsel, has provided an opinion on the validity of our common stock.

The financial statements included in this prospectus have been audited by Manning Elliott, Chartered Accountants, of Vancouver, Canada to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The geological report for the placer claims was prepared by William G. Timmins, P. Eng, and the summary information of the geological report disclosed in this prospectus is in reliance upon the authority and capability of Mr. Timmins as a Professional Engineer.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Organization Within Last Five Years

We were incorporated on March 1, 2004 under the laws of the state of Nevada. On the date of our incorporation, we appointed Thornton J. Donaldson as our director. On March 3, 2004, Mr. Donaldson was appointed President, Principal Financial Officer, Principal Accounting Officer and Secretary of our company. On March 17, 2004, Jeff Murdock was appointed as an additional Director of our company and replaced Mr. Donaldson as our Secretary. Messrs. Thornton and Murdock may be deemed to be our promoters. On May 14, 2004 we issued 2,500,000 shares of our common stock to Mr. Donaldson for the acquisition of a 100% interest in seven placer claims located in the Cariboo Mining Division, British Columbia, Canada. The claims are registered in the name of Mr. Donaldson, who has executed four trust agreements whereby Mr. Donaldson agreed to hold the claims in trust for us.

Description of Business

Corporate Organization and History Within Last Five Years

We were incorporated in the State of Nevada on March 1, 2004 and established a fiscal year end of June 30. We are a start-up, exploration stage company engaged in the search for gold and related minerals. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We have no property other than a 100% interest of seven placer claims held in trust for us by our President. We have no intention of entering into a merger or acquisition and we have a specific business plan to complete Phase 1 of our exploration program on a specific timetable.

Business Development

We entered into an Agreement dated May 14, 2004 with the President of our Company to acquire a 100% interest in seven placer claims from our President for the issuance of 2,500,000 shares of our common stock to him. The placer claims are located in the Cariboo Mining Division, British Columbia, Canada. The claims are registered in the name of our President, who has executed several trust agreements with us, whereby he has agreed to hold the claims in trust on our behalf. The total cost of the placer claims charged to operations by us on our financial statements is $1,700 and this figure represents the original cost of the properties incurred by our President. To date we have not performed any work on the claims. To date we have spent no funds on research and development activities.

The placer claims are unencumbered and in good standing and there are no competitive conditions which affect the claims. Further, there is no insurance covering the claims. We believe that no insurance is necessary since the claims are unimproved and contain no buildings or improvements. The tenure numbers, names, owner number, work record to dates, status, mining division, area, and tag numbers are as follows:

Tenure Number	Claim Name	Owner	Work Recorded To	Status	Mining Division	Area	Tag Number
410792	BILL 1	132545 100%	2005.05.14	Good Standing 2005.05.14	CARIBOO	1 unit	P102531
410793	BILL 2	132545 100%	2005.05.14	Good Standing 2005.05.14	CARIBOO	1 unit	P102532
410794	BILL 3	132545 100%	2005.05.14	Good Standing 2005.05.14	CARIBOO	1 unit	P102531
411198	BILL 4	132545 100%	2005.05.23	Good Standing 2005.05.23	CARIBOO	1 unit	P102578
411199	BILL 5	132545 100%	2005.05.31	Good Standing 2005.05.31	CARIBOO	1 unit	P102529
411631	BILL 6	132545 100%	2005.06.17	Good Standing 2005.05.17	CARIBOO	1 unit	P102287
411632	BILL 7	132545 100%	2005.06.17	Good Standing 2005.05.17	CARIBOO	1 unit	P102289

In order to retain title to the claims, in the Province of British Columbia the recorded holder of a placer claim shall perform, or have performed, exploration and development work on the claim to a value of CDN$500 a year plus a CDN$100 recording fee. A statement of work must be submitted within ninety days of anniversary date of the claim. The anniversary dates for our seven claims are due on the "Work Record To" date. This means that for our seven placer claims we will need to spend CDN$4,200 on valid exploration work and recording fees on our claims in total to keep the claims in good standing with the Province of British Columbia. Alternately, we may make annual payments in lieu of work to the Province of British Columbia of CDN$500 per placer claim plus a CDN$100 recording fee, or CDN$4,200 in total for the seven placer claims annually, in order to keep the claims in good standing with the Province of British Columbia. If we fail to make any of the required payments, we could lose title to the claims and you could lose all or part of your investment in this offering.

There is no assurance that a commercially viable mineral deposit exists on the claims. Further exploration will be required before an evaluation as to the economic feasibility of the claims is determined. It is our intention to incorporate a British Columbia subsidiary company and record the deed of ownership in the name of our subsidiary if gold is discovered on the claim and it appears that it would be economically viable to commercially mine the claim.

Property Summary

We have acquired a 100% interest in seven placer gold claims located on Peter's Creek in the Quesnel-Barkerville area of east-central British Columbia, Canada. Intermittent work has been carried our on various portions of Peter's Creek since the 1870's following the Barkerville gold rush of 1860. Considerable data has been reported over the years from sluicing of surface gravels, excavation and tunneling from two shafts, other hand workings, and testing by drilling and bulk sampling. The potential economic significance of the property is that the presence of gold-bearing gravels has been reported in and around Peter's Creek and varying estimates of scale and gold grades have been calculated by previous operators. Until we can validate otherwise, the property is without known reserves and we are planning a program that is exploratory in nature. The property has yet to be explored by us. There is no electrical power that can be utilized on the property other than electrical power that can be provided by gas or diesel generators that we would bring on site. We have not commenced any work on the property.

Technical Information Regarding the Property

The placer gold claims are the subject of a geological report prepared by William G. Timmins, P.Eng, dated July 30, 2004. The following description of the placer gold property is summarized from Mr. Timmins' report. We paid $2,548 (CDN$3,378) to Mr. Timmins for the preparation of this report.

The present state of the property is that it has been abandoned since 1989. The roads on the property have been overgrown by small trees and shrubs. Additionally, we believe that there is some minor road erosion on the property that may have occurred.

Location and Access

The property is situated along Peter's Creek located some 37 miles east of the town of Quesnel, east-central British Columbia, Canada at latitude 53°02' North, longitude 121°47' West. See Figure No. 1 below. The town of Barkerville lies 15 miles east of the property.

The area is readily accessible from Quesnel by means of paved Highway 26 to the Wells-Barkerville region. Four-wheel drive roads provide access to the lower sections of the property will the upper section may be reached by means of a forestry road on the northern slope of Peter's Creek to Bassford Creek. There is an active logging road within about 250 yards of our property.



YUKON

ALASKA

B R I T I S H

C O L U M B I A

Fort
St.John

Stewart

Dawson
Creek

ALBERTA

Terrace

Smithers

Prince
Rupert

Kitimat

Houston

Prince
George

QUEEN

CHARLOTTE

ISLANDS

Quesnel

PETERS CREEK
PLACER PROPERTY

Williams
Lake

PACIFIC

Golden

Revelstoke

OCEAN

Kamloops

Vernon

Nakusp

Merritt

Cranbrook

VANCOUVER

VANCOUVER

Kelowna

ISLAND

Hope

Princeton

VICTORIA

UNITED STATES

N

Miles

0   50   100

Kilometres

0   50

YUKON RESOURCES CORP.

PETERS CREEK PLACER PROPERTY
BILL 1 - 7 PLACER CLAIMS

CARIBOO MINING DIVISION, B. C.

LOCATION MAP

DATE: July, 2004   FIGURE NO. 1

Topography and Climate

Peter's Creek is a large tributary flowing into Lightning Creek, has a drainage basin of about 14 square miles and flows to the northwest with an average gradient of three degrees. Elevations in the area range from 3400 feet to 5500 feet with moderate slopes. The region is forested with fir and spruce. Elevation at the convergence of Peter's creek and Lightning Creek is 2400 feet rising to 4100 feet at Bassford Creek. The average width of the valley is between 200 and 250 feet.

The area receives significant precipitation throughout the year occurring from both rain and snow. Accumulations of snow can reach 10 feet or more during winter months. Temperatures vary from -25°F in winter to +90°F in summer.

History and Previous Workings

The village of Barkerville, approximately 15 miles east of Peter's Creek, is famous for the discovery of gold in the late 1850's which created a gold rush to the area in 1860. The numerous creeks were mined for placer gold and mining of creeks is continuing to some degree at the present time. The following table summarizes the history and previous workings in and around the property as documented in previous historical reports that have been written for our property. We are unable to confirm or validate these historical reports with any previous geologist who has worked on the property. This history and previous workings summary is being provided for historical background. You should not rely on this history as being factual.

Late 1870's	Ground sluicing of shallow gravels on upper reaches of Peter's Creek with subsequent drifting on the deep channel gravels of Peter's Creek at two locations known as Mathers and Ventures Shafts.
1905 - 1907	Premier and White Star companies reopened Mathers Shaft, equip shaft with a water wheel and pump and completed 300 feet of drifting. No further work after 1907.
1908 - 1911	Mining work carried out on Ventures Shaft, unconfirmed gold values recovered however, experienced trouble with excess water seeping into the workings.
1921	Construction Mining Company, again, reopened the mine and drifted a further 250 feet.
1922	Ongoing and numerous hand workings in upper reaches of Peter's Creek and tributaries.
1924	Kafue Copper development Company, drilled 36 holes on the property in the middle section of Peter's Creek between Mathers Shaft and Ventures Shaft.
1945 - 1950	Seven lines of drill holes were drilled to bedrock. The program outlined a deep channel averaging 100 feet wide, 40 feet deep and 5 miles long.
1960's	Dragline operation successfully operated lower reaches of Peter's Creek. Above Mathers Shaft, however, sluffage material from the side slopes and poor equipment, personnel shut the operation down.
1986	Queenstake Resources Ltd. prepared a preliminary mine and environmental study on Peter's Creek recommending an exploration program consisting of drilling and bulk sampling to determine economic feasibility of dredging or the use of heavy equipment. A drilling program was carried out.

June 1988	A previous geological consulting firm prepared a review of all historical data including drilling by Queenstake Resources Ltd. The drill program outlined a defined channel and at several locations two distinct channels paralleling each other. The program confirmed the presence of gold within the channel gravels, however, difficult drill conditions resulted in poor recoveries, disallowing grade calculations. A bulk sampling program was recommended.
September - December, 1988	A previous geological consulting firm carried out a bulk sampling program on the Peter's Creek property. Excavations at four locations along 18,126 feet of Peter's Creek. They concluded that there are two primary consistent stratum of gravel; surficial post-glacial gravels with insignificant gold values overlying interglacial gravels which are gold bearing. An exploration program was recommended to fill in areas of insufficient data mainly between Ventures Shaft and Campbell Creek.

Investors should note that two 16 year-old reports from a previous geological consulting firm were uploaded to EDGAR on November 5, 2004. These reports were erroneously made publically available by our EDGAR service bureau. These reports were uploaded as exhibit 99 PDF graphics files and have file names "c5-philpot1.pdf" and "c5-philpot2.pdf". We have requested that the SEC delete these files from public view as they they are unofficial documents that we are unable to confirm. If investors have access to these files they should be disregarded and not relied upon. The focus of our first phase of exploration is to confirm the results of these 16 year-old reports.

Conclusions and Recommendations

Mr. Timmins' geological report recommends a two-phase program because past work appears to have confirmed the presence of gold-bearing gravels in and around Peter's Creek. Additionally, the geological report indicates there has been improvements in technology and current prices of gold. The Phase 1 exploration program would consist of compilation and correlation of all past work, road rehabilitation to remove small trees and shrubs, and to repair any minor road erosion, as well as a bulk testing program to confirm historical results reported by a previous operator. If we are able to confirm historical results by a previous operator we would consider Phase 1 to be successful and a second phase of exploration could commence. If we are able to complete our planned current Phase 1 exploration program, we will have to raise substantial funds for a Phase 2 exploration program which would include further excavation, drilling and engineering studies before we will know if our placer claims have a commercially viable mineral deposit.

The Phase 2 exploration program would consist of road construction to widen and strengthen the existing road so it can support transport of heavy equipment such as a backhoe, excavator, drilling equipment and gravel processing equipment. Phase 2 exploration would also consist of additional bulk sampling by means of test pits upstream from the Ventures Shaft, which was reported to be a producing area of gold on our property in the 1870's. This bulk sampling process would involve excavation of a minimum of three pits in a systematic grid pattern using a backhoe, excavator and drilling equipment. We would process the gravel systematically from these pits with gravel processing equipment to extract any gold. Should the results of the Phase 2 exploration program confirm the occurrence of commercially viable gold-bearing gravels in a consistent and continuous channel upstream from the Ventures Shaft, a program for the extraction of placer gold along with permitting application can be prepared.

Commercially viable gold-bearing gravels are dependent on the current price of gold and the cost to extract the gold. For example, if the price of gold is $400 per ounce and the price to extract the gold is $300 per ounce then the gold deposit is commercially viable. As another example, if the price of gold is $300 per ounce and the price to extract the gold is $400 per ounce the gold deposit is not commercially viable. This economic viability point is known as the "cutoff". In establishing the cutoff grade we must realistically reflect upon the location, deposit scale, continuity, mining method, metallurgical processes, costs and reasonable metal prices. We will not be able to calculate the "cutoff" until we complete our Phase 2 exploration program. The "cutoff" cannot be determined until Phase 2 is complete because the scale and location of any gold deposit has a substantial impact on the mining method and its efficiency.

The components of the budget for the Phase 1 geological work program is estimate in the following table.

	Phase 1	US Funds
1	Data Compilation	$3,000
2	Mobilization and Demobilization	$4,000
3	Road Rehabilitation	$2,000
4	Excavation	$6,000
5	Processing plant, pump, generator	$7,000
6	Contingency @ 10%	$2,200
	Total Cost Phase 1	**$24,200**

Our board of directors will make a determination whether to proceed with Phase 2 of the exploration program upon completion and review of the results of Phase 1. In completing this determination, we will make a positive assessment if the results of Phase 1 correlate to historical results of approximately 959,000 cubic yards grading 0.013 ounces of gold per cubic yard as indicated by an unconfirmed historical report from 1988.

If our Phase 1 activities do not confirm historically reported results we will hold on to the placer claims and hope for higher gold prices if we have the adequate funds to do so. If Phase 1 fails, we will stake or purchase new claims for new exploration if we have the adequate funds to do so. New claims will take precedence over retaining the placer claims in the case of Phase 1 exploration failure.

Management's Discussion and Analysis

Plan of Operation

Our plan of operations for the twelve months following the date of this prospectus is to complete the following objectives within the time periods specified, subject to our obtaining the funding necessary for the continued exploration of the mineral property:

1. We plan to conduct the recommended Phase 1 exploration program on the property consisting of a compilation and correlation of all past work and a bulk testing program in the vicinity of bulk sample No.2 to confirm earlier results. We anticipate that the cost of this program will be approximately $24,200. We expect to commence this exploration program in the late spring of 2005 depending on the availability of personal and equipment. This phase is expected to take approximately four weeks to complete.

2. If warranted by the results of Phase 1, we intend to commence the Phase 2 program described in the geological report and estimated to cost $52,800. We anticipate that we will have to raise additional funding in order to conduct the Phase 2 program and that this phase would be conducted during the summer of 2005 and will take approximately six weeks to complete.

3. We anticipate spending approximately $5,000 in ongoing general and administrative expenses per quarter for the next twelve months. The general and administrative expenses for the year will consist primarily of professional fees for the accounting, audit and legal work relating to our regulatory filings throughout the year, as well as transfer agent fees and general office expenses.

As at September 30, 2004, we had cash reserves of $52,113. Our completion of the Phase 2 work program is subject to us obtaining adequate financing as these expenditures may exceed our cash reserves. During the 12-month period following the date of this prospectus, we do not anticipate generating any revenue. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we do not have any financing arranged and we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund the Phase 2 exploration program. In the absence of such financing, our business plan will fail.

We may consider entering into a joint venture partnership to provide the required funding to develop the placer claims. We have not undertaken any efforts to locate a joint venture partner for the placer claims. If we entered into a joint venture arrangement, we would likely have to assign a percentage of our interest in the property to the joint venture partner.

Based on the nature of our business, we anticipate incurring operating losses in the foreseeable future. We base this expectation, in part, on the fact that very few mineral properties in the exploration stage ultimately develop into producing, profitable mines. Our future financial results are also uncertain due to a number of factors, some of which are outside our control. These factors include, but are not limited to:

- our ability to raise additional funding;
- the market price for gold;
- the results of our proposed exploration programs on the mineral property; and
- our ability to find joint venture partners for the development of our property interests

If we are successful in completing an equity financing, existing shareholders will experience dilution of their interest in our company. In the event we are not successful in raising additional financing, we anticipate that we will not be able to proceed with our business plan. In such a case, we may decide to discontinue our current business plan and seek other business opportunities in the resource sector. Any business opportunity would require our management to perform diligence on possible acquisition of additional resource properties. Such due diligence would likely include purchase investigation costs such as professional fees by consulting geologists, preparation of geological reports on the properties, conducting title searches and travel costs for site visits. It is anticipated that such costs will not be sufficient to acquire any resource property and additional funds will be required to close any possible acquisition. During this period, we will need to maintain our periodic filings with the appropriate regulatory authorities and will incur legal and accounting costs. In the event no other such opportunities are available and we cannot raise additional capital to sustain minimum operations, we may be forced to discontinue business. We do not have any specific alternative business opportunities in mind and have not planned for any such contingency.

Due to our lack of operating history and present inability to generate revenues, our auditors have stated their opinion that there currently exists substantial doubt about our ability to continue as a going concern.

If we find sufficient evidence that confirms the occurrence of substantive gold values in a consistent and continuous channel upstream from the Ventures shaft in Phase 2, a program for the extraction of placer gold along with the permitting application can be prepared. If we decide to conduct such an extraction program on the placer claims, we will require additional funding. The cost of such a program cannot be determined until results from the first two phases of exploration are completed.

We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock for additional phases of exploration. We believe that debt financing will not be an alternative for funding additional phases of exploration. We do not have any arrangements in place for any future equity financing.

Results of Operations

We have had no operating revenues since our inception on March 1, 2004 through to the year ended June 30, 2004. Our activities have been financed from the proceeds of share subscriptions. From our inception, on March 1, 2004, to September 30, 2004, we have raised a total of $59,750 from private offerings of our securities.

For the period from inception, March 1, 2004, to September 30, 2004, we incurred total expenses of $19,848. These expenses included $5,245 in mineral property costs represented by the cost charged to operations for the acquisition of the placer claims, costs to prepare the geological report and property transfer fees. We also incurred $11,150 in professional fees during the period. We also expensed a total of $3,500 for donated services and $1,750 for donated rent both provided by our President. We had general and administrative expenses of $1,461 and we experienced a foreign exchange translation gain of $3,258.

Liquidity and Capital resources

At September 30, 2004, we had cash on hand of $52,113.

We have funded our business to date from sales of our common stock. Gross proceeds from the sale of our common shares during the period from inception, on March 1, 2004, through September 30, 2004, totaled $59,750.

We hold a significant portion of our cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in both translation gains or losses in US dollar terms. If there was to be a significant decline in the Canadian dollar versus the US Dollar our US dollar cash position would also significantly decline. We have not entered into derivative instruments to offset the impact of foreign exchange fluctuations. Such foreign exchange declines could cause us to experience losses.

There are no assurances that we will be able to achieve further sales of our common stock or any other form of additional financing. If we are unable to achieve the financing necessary to continue our plan of operations, then we will not be able to continue our exploration of the placer claims and our venture will fail.

Off-balance sheet arrangements

We have no off-balance sheet arrangements including arrangements that would effect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Description of Property

Our executive offices are located at 206-475 Howe Street, Vancouver, British Columbia Canada, V3C 2B3. Our President, Thornton J. Donaldson, currently provides this space to us free of charge. This space may not be available to us free of charge in the future.

We also have seven placer claims located in the Cariboo Mining Division, British Columbia, Canada as described in the section "Description of Business".

Certain Relationships and Related Transactions

Since our inception on March 1, 2004 we have entered into a transaction with Thornton J. Donaldson who is a Director and the President of our company. In this transaction we acquired a 100% interest in seven placer claims from Mr. Donaldson for the issuance of 2,500,000 shares of our common stock to him on May 14, 2004. The original cost of these placer claims incurred by Mr. Donaldson was $1,700. Additionally, Mr. Donaldson has agreed to hold these claims in trust for us by signing four trust agreements with us between May 14, 2004 and June 17, 2004.

In return for Mr. Donaldson holding the seven placer claims in trust for us, we have agreed to make payments on behalf of Mr. Donaldson to keep the claims in good standing with the province of British Columbia. We anticipate the amount of the payments to be made on behalf of Mr. Donaldson to be CDN$4,200 annually.

Except as noted above, none of the following parties has, since our inception on March 1, 2004, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

- Any of our directors or officers;
- Any person proposed as a nominee for election as a director;
- Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
- Any of our promoters;
- Any relative or spouse of any of the foregoing persons who has the same house as such person.

The promoters of our company are Thornton J. Donaldson, a Director and our President and Jeff Murdock, a Director and our Secretary. Except for the transaction with Mr. Donaldson noted above, there is nothing of value to be received by each promoter, either directly or indirectly, from us. Additionally, except for the transaction noted above, there have been no assets acquired or are any assets to be acquired from each promoter, either directly or indirectly, from us.

Market for Common Equity and Related Stockholder Matters

No Public Market for our Common Stock

There is presently no public market for our common stock. We anticipate seeking sponsorship for the trading of our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize.

Holders of Our Common Stock

As of the date of this registration statement, we had 36 registered shareholders.

Rule 144 Shares

In addition to the shares covered by this prospectus, a total of 2,500,000 shares of our common stock are available for resale to the public after May 14, 2005 in accordance with the volume and trading limitations of Rule 144 of the Act. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the company's common stock then outstanding which, in our case, will equal approximately 48,310 shares as of the date of this prospectus; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold 2,500,000 of the shares that will be eligible for Rule 144 sales. These persons would, however, be subject to the volume limitations discussed above and would not become eligible to use Rule 144(k) until at least three months after resigning as an officer and director, and then only if they retained less than 10% of the aggregate amount of common shares then outstanding.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other person.

Dividends

There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends. We do not plan to declare any dividends in the foreseeable future.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Officers for all services rendered in all capacities to us for the fiscal periods indicated.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	
					Restricted Stock Awards ($)	Securities Underlying Options/SARS (#)	LTIP Payouts ($)	
Thornton J. Donaldson, President[1]	2004[2]	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jeff Murdock Secretary[3]	2004[4]	Nil	Nil	Nil	Nil	Nil	Nil	Nil

[1] Appointed President on March 3, 2004
[2] For the period from inception on March 1, 2004 to June 30, 2004
[3] Appointed Secretary on March 17, 2004
[4] For the period from inception on March 17, 2004 to June 30, 2004

None of our directors have received monetary compensation since our inception to the date of this prospectus. We currently do not pay any compensation to our directors serving on our board of directors.

Stock Option Grants

We have not granted any stock options to the executive officers since our inception on March 1, 2004.

Employment Agreements

Currently, we do not have an employment agreement or consulting agreement with Thornton J. Donaldson and we do not pay any salary to him.

Financial Statements

Yukon Resources Corp.
(An Exploration Stage Company)

September 30, 2004

(Unaudited)

Yukon Resources Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in US dollars)

	September 30, 2004 $ (unaudited)	June 30, 2004 $ (audited)
ASSETS		
Current Assets		
Cash	52,113	60,459
Total Assets	52,113	60,459
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	1,011	–
Accrued liabilities	2,250	4,000
Total Liabilities	3,261	4,000
Contingencies and Commitments (Notes 1 and 4)		
Stockholders' Equity		
Common Stock, 75,000,000 shares authorized, $0.001 par value 5,695,000 shares issued and outstanding	5,695	5,695
Additional Paid in Capital	55,755	55,755
Donated Capital (Note 3)	7,250	5,000
Deficit Accumulated During the Exploration Stage	(19,848)	(9,991)
Total Stockholders' Equity	48,852	56,459
Total Liabilities and Stockholders' Equity	52,113	60,459

(The accompanying notes are an integral part of the financial statements)

Yukon Resources Corp.
(An Exploration Stage Company)
Statements of Operations
(Expressed in US dollars)

	Period from March 1, 2004 (Date of Inception) to September 30, 2004 $	Three months ended September 30, 2004 $	From March 1, 2004 (Date of Inception) to June 30, 2004 $
	(unaudited)	(unaudited)	(audited)
Revenue	–	–	–
Expenses			
Donated services (Note 3)	3,500	1,500	2,000
Foreign currency translation gain	(3,258)	(2,479)	(779)
General and administrative	1,461	1,391	70
Mineral property costs (Note 4)	5,245	3,545	1,700
Professional fees (Note 3)	11,150	5,150	6,000
Donated rent (Note 3)	1,750	750	1,000
Total Expenses	19,848	9,857	9,991
Net Loss For the Period	(19,848)	(9,857)	(9,991)
Net Loss Per Share – Basic and Diluted		–	–
Weighted Average Shares Outstanding		5,695,000	3,091,000

(The accompanying notes are an integral part of the financial statements)

Yukon Resources Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in US dollars)

	Period from March 1, 2004 (Date of Inception) to September 30, 2004 $	Three months ended September 30, 2004 $	From March 1, 2004 (Date of Inception) to June 30, 2004 $
	(unaudited)	(unaudited)	(audited)
Cash Flows Used In Operating Activities			
Net loss for the period	(19,848)	(9,857)	(9,991)
Adjustments to reconcile net loss to cash			
Donated services and expenses	7,250	2,250	5,000
Foreign currency translation gain	(3,237)	(2,458)	(779)
Mineral property cost	1,700	–	1,700
Change in operating assets and liabilities			
Accounts payable and accrued liabilities	3,261	(739)	4,000
Net Cash Used In Operating Activities	(10,874)	(10,804)	(70)
Cash Flows From Financing Activities			
Proceeds from issuance of common stock	59,750	–	59,750
Net Cash Flows Provided By Financing Activities	59,750	–	59,750
Effect of exchange rate changes on cash	3,237	2,458	779
Increase (Decrease) in Cash	52,113	(8,346)	60,459
Cash - Beginning of Period	–	60,459	–
Cash - End of Period	52,113	52,113	60,459
Non-cash Financing Activities			
Issuance of common shares for mineral property	1,700	–	1,700
Supplemental Disclosures			
Interest paid	–	–	–
Income taxes paid	–	–	–

(The accompanying notes are an integral part of the financial statements)

Yukon Resources Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
September 30, 2004
(Unaudited)

1. Exploration Stage Company

    The Company was incorporated in the State of Nevada on March 1, 2004. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No.7 "*Accounting and Reporting by Development Stage Enterprises*". The Company's principal business is the acquisition and exploration of mineral resources. The Company has not presently determined whether its properties contain mineral reserves that are economically recoverable.

    These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, confirmation of the Company's interests in the underlying properties, and the attainment of profitable operations. As at September 30, 2004, the Company has accumulated losses of $19,848 since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

    The Company is planning to file an amended SB-2 Registration Statement with the United States Securities and Exchange Commission to register 3,195,000 shares of common stock for resale by existing shareholders of the Company at $0.05 per share until the shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices. The Company will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

2. Summary of Significant Accounting Policies

    a) Basis of Presentation

    These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company's fiscal year-end is June 30.

    b) Use of Estimates

    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    c) Basic and Diluted Net Income (Loss) Per Share

    The Company computes net income (loss) per share in accordance with SFAS No. 128, "*Earnings per Share*". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

    d) Comprehensive Loss

    SFAS No. 130, "*Reporting Comprehensive Income*," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at September 30, 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

    a) Cash and Cash Equivalents

    The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

2.   Summary of Significant Accounting Policies (continued)

f)   Mineral Property Costs

The Company has been in the exploration stage since its formation on March 1, 2004 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

g)   Financial Instruments

Financial instruments, which include cash and accrued liabilities, were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations are in Canada which results in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

h)   Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 "*Accounting for Income Taxes*" as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

i)   Foreign Currency Translation

The Company's functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 "*Foreign Currency Translation*", using the exchange rate prevailing at the balance sheet date. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

j)   Interim Financial Statements

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

k)   Recent Accounting Pronouncements

In December 2003, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "*Revenue Recognition*" ("SAB 104"), which supersedes SAB 101, "*Revenue Recognition in Financial Statements*". The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "*Accounting for Revenue Arrangements with Multiple Deliverables*". While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on the Company's financial statements.

Yukon Resources Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
September 30, 2004
(Unaudited)

3. Related Party Balances/Transactions

    a) During the three-month period ended September 30, 2004, the Company recognized a total of $1,500 for donated services at $500 per month and $750 for donated rent at $250 per month provided by the President of the Company.

    b) During the period from inception (March 1, 2004) to June 30, 2004, the Company recognized a total of $2,000 for donated services at $500 per month and $1,000 for donated rent at $250 per month provided by the President of the Company. A director also contributed organizational and legal costs of $2,000 on behalf of the Company.

    c) During the period ended June 30, 2004, the Company entered into a mineral property agreement and several trust agreements with the President of the Company. Refer to Note 4.

4. Mineral Properties

5. The Company entered into an Agreement dated May 14, 2004 with the President of the Company to acquire a 100% interest in seven mineral claims located in the Cariboo Mining Division, British Columbia, Canada, in consideration for the issuance of 2,500,000 shares of common stock. The claims are registered in the name of the President, who has executed several trust agreements whereby the President agreed to hold the claims in trust on behalf of the Company. During the prior year ended June 30, 2004, the cost of mineral properties charged to operations by the Company of $1,700 represented the original cost of the properties incurred by the President.

5. Common Shares

    a) During March, 2004, the Company issued 2,500,000 shares of common stock at a price of $0.01 per share for cash proceeds of $25,000.

    b) On May 14, 2004, the Company issued 2,500,000 shares of common stock for the acquisition of mineral claims from a related party recorded at the transferors cost of $1,700 in total. Refer to Note 4.

    c) During May, 2004, the Company issued 225,000 shares of common stock at a price of $0.05 per share for cash proceeds of $11,250.

    d) During June, 2004, the Company issued 470,000 shares of common stock at a price of $0.05 per share for cash proceeds of $23,500.

Financial Statements

Yukon Resources Corp.
(An Exploration Stage Company)

June 30, 2004



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600   Fax: 604. 714. 3669   Web: manningelliott.com

Independent Auditor's Report

To the Board of Directors and Stockholders of
Yukon Resources Corp. (An Exploration Stage Company)

We have audited the accompanying balance sheet of Yukon Resources Corp. (An Exploration Stage Company) as of June 30, 2004 and the related statement of operations, stockholders' equity and cash flows for the period from March 1, 2004 (Date of Inception) to June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Yukon Resources Corp. (An Exploration Stage Company) as of June 30, 2004, and the results of its operations and its cash flows accumulated for the period from March 1, 2004 (Date of Inception) to June 30, 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or profitable operations since inception and will need equity financing to begin realizing upon its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ *"Manning Elliott"*

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 15, 2004

Yukon Resources Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in US dollars)

	June 30, 2004 $
ASSETS	
Current Assets	
Cash	60,459
Total Assets	60,459
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accrued liabilities	4,000
Total Liabilities	4,000
Contingencies and Commitments (Notes 1 and 4)	
Stockholders' Equity	
Common Stock, 75,000,000 shares authorized, $0.001 par value 5,695,000 shares issued and outstanding	5,695
Additional Paid in Capital	55,755
Donated Capital (Note 3)	5,000
Deficit Accumulated During the Exploration Stage	(9,991)
Total Stockholders' Equity	56,459
Total Liabilities and Stockholders' Equity	60,459

(The accompanying notes are an integral part of the financial statements)

Yukon Resources Corp.
(An Exploration Stage Company)
Statements of Operations
(Expressed in US dollars)

	From March 1, 2004 (Date of Inception) to June 30, 2004 $
Revenue	–
Expenses	
Donated services (Note 3(a))	2,000
Foreign currency translation gain	(779)
General and administrative	70
Mineral property costs (Note 4)	1,700
Professional fees (Note 3(a))	6,000
Donated rent (Note 3(a))	1,000
Total Expenses	9,991
Net Loss For the Period	(9,991)
Net Loss Per Share – Basic and Diluted	–
Weighted Average Shares Outstanding	3,091,000

(The accompanying notes are an integral part of the financial statements)

Yukon Resources Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in US dollars)

	From March 1, 2004 (Date of Inception) to June 30, 2004 $
Cash Flows Used In Operating Activities	
Net loss for the period	(9,991)
Adjustments to reconcile net loss to cash	
Donated services and expenses	5,000
Foreign currency translation gain	(779)
Mineral property cost	1,700
Change in operating assets and liabilities	
Increase in accrued liabilities	4,000
Net Cash Used in Operating Activities	(70)
Cash Flows From Financing Activities	
Proceeds from issuance of common stock	59,750
Net Cash Flows Provided By Financing Activities	59,750
Effect of Exchange Rate Changes on Cash	779
Increase in Cash	60,459
Cash - Beginning of Period	–
Cash - End of Period	60,459
Non-cash Financing Activities	
Issuance of common shares for mineral property	1,700
Supplemental Disclosures	
Interest paid	–
Income taxes paid	–

(The accompanying notes are an integral part of the financial statements)

Yukon Resources Corp.
(An Exploration Stage Company)
Statements of Stockholders' Equity
For the Period from March 1, 2004 (Date of Inception) to June 30, 2004
(Expressed in US dollars)

	Shares #	Amount $	Additional Paid-in Capital $	Donated Capital $	Deficit Accumulated During the Exploration Stage $	Total $
Balance – March 1, 2004 (Date of Inception)	–	–	–	–	–	–
Issuance of common shares for cash						
at $.01/share	2,500,000	2,500	22,500	–	–	25,000
at $.05/share	695,000	695	34,055	–	–	34,750
Issuance of common stock for mineral property (Note 4)	2,500,000	2,500	(800)	–	–	1,700
Donated services and expenses	–	–	–	5,000	–	5,000
Net loss for the period	–	–	–	–	(9,991)	(9,991)
Balance – June 30, 2004	5,695,000	5,695	55,755	5,000	(9,991)	56,459

(The accompanying notes are an integral part of the financial statements)

1. Exploration Stage Company

    The Company was incorporated in the State of Nevada on March 1, 2004. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No.7. The Company's principal business is the acquisition and exploration of mineral resources. The Company has not presently determined whether its properties contain mineral reserves that are economically recoverable.

    These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, confirmation of the Company's interests in the underlying properties, and the attainment of profitable operations. As at June 30, 2004, the Company has accumulated losses of $9,991 since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

    The Company is planning to file an SB-2 Registration Statement with the United States Securities and Exchange Commission to register 3,195,000 shares of common stock for resale by existing shareholders of the Company at $0.05 per share until the shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices. The Company will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

2. Summary of Significant Accounting Policies

    a) Basis of Presentation

    These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company's fiscal year-end is June 30.

    b) Use of Estimates

    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    c) Basic and Diluted Net Income (Loss) Per Share

    The Company computes net income (loss) per share in accordance with SFAS No. 128, "*Earnings per Share*". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

    d) Comprehensive Loss

    SFAS No. 130, "*Reporting Comprehensive Income*," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at June 30, 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

    e) Cash and Cash Equivalents

    The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Yukon Resources Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2004

2. Summary of Significant Accounting Policies (continued)

    f) Mineral Property Costs

    The Company has been in the exploration stage since its formation on March 1, 2004 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

    g) Financial Instruments

    Financial instruments, which include cash and accrued liabilities, were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations are in Canada which results in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

    h) Income Taxes

    Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

    i) Foreign Currency Translation

    The Company's functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 "Foreign Currency Translation", using the exchange rate prevailing at the balance sheet date. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

    j) Recent Accounting Pronouncements

    In December 2003, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), which supersedes SAB 101, "Revenue Recognition in Financial Statements." The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on the Company's financial statements.

3. Related Party Balances/Transactions

    a) During the period, the Company recognized a total of $2,000 for donated services at $500 per month and $1,000 for donated rent at $250 per month provided by the President of the Company. A director also contributed organizational and legal costs of $2,000 on behalf of the Company.

    b) During the period, the Company entered into a mineral property agreement and several trust agreements with the President of the Company. Refer to Note 4.

Yukon Resources Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2004

4. Mineral Properties

The Company entered into an Agreement dated May 14, 2004 with the President of the Company to acquire a 100% interest in seven mineral claims located in the Cariboo Mining Division, British Columbia, Canada, in consideration for the issuance of 2,500,000 shares of common stock. The claims are registered in the name of the President, who has executed several trust agreements whereby the President agreed to hold the claims in trust on behalf of the Company. The cost of mineral properties charged to operations by the Company of $1,700 represented the original cost of the properties incurred by the President.

5. Common Shares

a) During March, 2004, the Company issued 2,500,000 shares of common stock at a price of $0.01 per share for cash proceeds of $25,000.

b) On May 14, 2004, the Company issued 2,500,000 shares of common stock for the acquisition of mineral claims from a related party recorded at the transferors cost of $1,700 in total. Refer to Note 4.

c) During May, 2004, the Company issued 225,000 shares of common stock at a price of $0.05 per share for cash proceeds of $11,250.

d) During June, 2004, the Company issued 470,000 shares of common stock at a price of $0.05 per share for cash proceeds of $23,500.

6. Income Tax

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has net operating losses carried forward of $3,292 which commence expiring in 2024. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

The components of the net deferred tax asset at June 30, 2004, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are indicated below:

	2004 $
Net Operating Loss	3,292
Statutory Tax Rate	34%
Effective Tax Rate	–
Deferred Tax Asset	1,119
Valuation Allowance	(1,119)
Net Deferred Tax Asset	–

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Since inception on March 1, 2004, there were no disagreements with our accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure. In addition, there were no reportable events as described in Item 304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred within our two most recent fiscal years and the subsequent interim periods.

Available Information

We have filed a registration statement on Form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company and are not necessarily complete. We refer you to our registration statement and each exhibit attached to it for a more complete description of matters involving the company. You may inspect the registration statement and exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principle office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

We are not currently subject to the Securities Exchange Act of 1934 and currently are not required to, and do not, deliver annual, quarterly or special reports to shareholders. We will not deliver such reports to our shareholders until after, and if, this offering is declared effective by the SEC. Once such effectiveness is granted, if ever, we will deliver annual reports to securities holders containing audited financial statements as well as complying with other SEC and state filing requirements.

Dealer Prospectus Delivery Obligation

Until 180 days from the effective date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II - Information Not Required In Prospectus

Indemnification of Directors and Officers

As permitted by Nevada law, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of us, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, our Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Disclosure of Commission position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Other Expenses of Issuance and Distribution

The estimated costs of this offering are as follows:

SEC Registration Fee	$20
Legal Fees and Expenses	$5,500
Accounting Fees and Expenses	$3,500
Auditor Fees and Expenses	$5,500
Electronic Filing Fees	$3,000
Printing Costs	$500
Courier Costs	$400
Transfer Agent Fees	$1,000
Total	**$19,420**

All amounts are estimates other than the SEC Registration Fee. We are paying all expenses listed above. None of the above expenses of issuance and distribution will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Recent Sales of Unregistered Securities

We completed an offering of 2,500,000 shares of our common stock at a price of $0.01 per share to ten purchasers on March 30, 2004. The total proceeds from this offering was $25,000. We completed the offering pursuant to Section 4(2)and Regulation S of the Securities Act. All of the persons purchasing common shares pursuant to Rule 903(a) and (b)(3) of Regulation S represented to us that they resided outside of and were not citizens of the United States. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view towards distribution. Appropriate legends have been affixed to the stock certificate issued to each purchaser in accordance with Regulation S. Each investor was given adequate access to sufficient information about us to make and informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

We completed a property agreement with our President on May 14, 2004. Pursuant to this agreement we issued 2,500,000 shares of our common stock to our President, Thornton J. Donaldson. The securities were sold in a private transaction, without registration, in reliance on the exemption provided by Section 4(2) of the Securities Act. No broker was involved and no commissions were paid on the transaction. No registration rights were granted to Mr. Donaldson.

We completed an offering of 695,000 shares of our common stock at a price of $0.05 per share to twenty five purchasers on June 16, 2004. The total proceeds from this offering was $34,750. We completed the offering pursuant to Section 4(2) and Regulation S of the Securities Act. All of the persons purchasing common shares pursuant to Rule 903(a) and (b)(3) of Regulation S represented to us that they resided outside of and were not citizens of the United States. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view towards distribution. Appropriate legends have been affixed to the stock certificate issued to each purchaser in accordance with Regulation S. Each investor was given adequate access to sufficient information about us to make and informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

Potential shareholders were identified by our President from his personal list of close friends and close business associates. Our President contacted the potential shareholders by mailing them a cover letter and a private placement subscription agreement. Our President responded to each interested shareholder in the same manner that the interested shareholder initiated the communication with him. The securities were sold solely by our President to his close friends and close business associates under an exemption provided under British Columbia securities law.

Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation*
3.2	By-Laws*
5.1	Opinion and Consent of Lawyer Joseph I. Emas
10.1	Property Agreement*
10.2	Trust Agreement 1*
10.3	Trust Agreement 2*
10.4	Trust Agreement 3*
10.5	Trust Agreement 4*
23.1	Consent of Independent Auditor
23.2	Consent of Geologist
99.1	Summary Report on the Peter's Creek Placer Gold Property**

*Incorporated by reference from filing of September 15, 2004.
**Incorporated by reference from filing of November 5, 2004.

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

   a) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   b) Reflect in our prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Not withstanding the foregoing, any increase or decrease if the securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) 230.424(b) of this chapter if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

   c) Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under that Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against the public policy as expressed in the Securities Act, and a will be governed by the final adjudication of such issue. In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia on December 21, 2004.

Yukon Resources Corp.

By:

Thornton J. Donaldson
President, Principal Financial Officer, Principal Accounting Officer and Director

Power of Attorney

ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thornton J. Donaldson, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE
 Thornton J. Donaldson	President, Principal Financial Officer, Principal Accounting Officer and Director	December 21, 2004
Jeff Murdock	Secretary and Director	December 21, 2004